# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iRadimed Corp, CIK 0001325618
CUSIP: 46266A109
Title of class of securities: Common
Address of issuer's principal executive offices: 1025 Willa Springs Dr, Winter Springs, Florida (FL), 32708
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001420506-25-000363
Filed by CIK 0001635236

## Reporting persons
- Nine Ten Capital Management: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 428,477; sole dispositive power 428,477; aggregate amount beneficially owned 428,477 (3.4% of the class)
- Nine Ten Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Illinois (IL); sole voting power 428,477; sole dispositive power 428,477; aggregate amount beneficially owned 428,477 (3.4% of the class)
- Russell Mollen: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 428,477; sole dispositive power 428,477; aggregate amount beneficially owned 428,477 (3.4% of the class)

## Item 1. Issuer
Name of issuer: iRadimed Corp
Address of issuer's principal executive offices: 1025 WILLA SPRINGS DR., WINTER SPRINGS, FL 32708

## Item 2. Person Filing
Name of person filing: Nine Ten Capital Management LLC
Address of principal business office or, if none, residence: 20 N Wacker Dr., Ste 2825, Chicago, IL 60606
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 428,477
Percent of class: 3.4
Sole power to vote or to direct the vote: 428,477
Sole power to dispose or to direct the disposition: 428,477

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nine Ten Capital Management: Michelle Katauskas, CCO (2/10/2026)
- Nine Ten Partners LP: Michelle Katauskas, CCO (2/10/2026)
- Russell Mollen: Russell Mollen, President (2/10/2026)